Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-213591) and related joint proxy statement/prospectus of Mid-America Apartment Communities, Inc. for the registration of shares of its common and preferred stock and to the incorporation by reference therein of our reports dated February 25, 2016, with respect to the consolidated financial statements and schedule of Mid-America Apartment Communities, Inc., and the effectiveness of internal control over financial reporting of Mid-America Apartment Communities, Inc., included in Mid-America Apartment Communities, Inc.’s and Mid-America Apartments, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Memphis, Tennessee

September 28, 2016